Exhibit 99.1

THIRD AMENDMENT TO AGREEMENT

Reference is made to the Sixth Amended and Restated Credit Agreement dated as of March 1, 2012 by and among, amongst others, FirstService Corporation, as Canadian Borrower (the Canadian Borrower), FirstService (USA), Inc. (together with the Canadian Borrower, the Borrowers) and FirstService Delaware, LP, as U.S. Borrowers, the Wholly-Owned Subsidiaries named on the execution pages thereof, as Unlimited Guarantors, the banks named on the execution pages thereof, as Lenders (the Lenders), TD Securities, as Lead Arranger and Bookrunner, The Toronto-Dominion Bank, as Collateral Agent (the Collateral Agent) and Canadian Administration Agent and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (collectively with the Collateral Agent, the Agents), as amended by the First Amendment to Agreement dated as of January 16, 2013, and by the Second Amendment to Agreement dated as of May 22, 2014 and as the same may be further amended, supplemented, revised, restated or replaced from time to time, (the Agreement).

THIS THIRD AMENDMENT TO AGREEMENT (the Amendment) is executed as of the 2nd day of April, 2015 (the Amendment Date), by the Borrowers, the Guarantors (as defined in the Agreement), the Lenders and the Agents;

WHEREAS the Borrowers have requested the Canadian Administration Agent to increase the Revolving Facilities, in an aggregate principal amount of U.S.$575,000,000;

AND WHEREAS the Lenders have agreed to such increase of the Revolving Facilities, subject to the provisions and delivery of this Third Amendment;

AND WHEREAS the Borrowers have requested the Collateral Agent, and the Collateral Agent has agreed, subject to the consent of the Lenders, to amend certain provisions of the Agreement, but only to the extent and subject to the limitations set forth herein;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Agreement.

1	Amendment

Effective as of the Amendment Date,

(a)	Section 1.1 of the Agreement is hereby amended as follows:

(i)	By deleting the definition of “Canadian Revolving Facility Commitment” in its entirety and replacing it with the following:

““Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower up to the Cdn.$ Equivalent Amount of U.S.$465,000,000; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.”;

(ii)	By deleting the definition of “Total Canadian Commitments” in its entirety and replacing it with the following:

““Total Canadian Commitments” means the Equivalent Amount of U.S.$465,000,000 and includes the Canadian Revolving Facility Commitment, and the Canadian Swingline Commitment and the HSBC Sponsor Commitment which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.”; and

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(iii)	By deleting the definition of “Total Commitments” in its entirety and replacing it with the following:

““Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$575,000,000.”.

(b)	Schedule “L” to the Agreement is hereby amended by deleting same in its entirety and substituting, therefor, Schedule “L” annexed as Exhibit “A” to this Amendment.

2	Libor Loans and Bankers’ Acceptances

It is acknowledged and agreed that:

(a)
Subject to Section 2(b) of this Amendment, no adjustments will be made to Advances by way of Libor Loans or Bankers' Acceptances that are outstanding as of the date of this Amendment to reflect the revised Commitments of the Lenders that result from this Amendment; and

(b)
If and to the extent that any Advance by way of a Libor Loan or a Bankers' Acceptance that is outstanding as of the date of this Amendment is subsequently rolled over as a new Advance by way of a Libor Loan or a Bankers' Acceptance or converted to another form of Advance, each applicable Lender shall fund such new Libor Loan or Bankers' Acceptances or other form of Advance, as applicable, based on such Lender’s revised Commitment percentage that results from this Amendment.

3	Reaffirmation of Obligations

Each of the Borrowers and each of the Guarantors:

(a)	reaffirms its obligations under the Agreement; and

(b)	confirms that its obligations remain in full force and effect with respect to the Agreement,

in each case as of the Amendment Date.

4	Reaffirmation of Representations and Warranties

Each of the Borrowers and each of the Guarantors hereby represent and warrant that as of the date of the execution of this Amendment:

(a)	there exists no Default or Event of Default under the Agreement; and

(b)
its representations and warranties contained in Article VIII of the Agreement are true and correct as of such dates, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct on and as of such earlier date.

5	No Other Amendment

Except to the limited extent set forth herein:

(a)	no additional amendment of any other term, condition, covenant, agreement or any other aspect of the Agreement is intended or implied; and

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(b)
except for the specific period of time and circumstances covered by this agreement, no other aspect of the covenants referred to herein is amended, including without limitation for any other period or circumstance, and no such amendment is intended or implied.

This Amendment is therefore limited exclusively to the specific purposes and time period for which it is given.

6	Conditions to Effectiveness

This Amendment shall become effective upon:

(a)	delivery to the Collateral Agent of a fully executed copy of this Amendment, dated the Amendment Date, as executed by the Borrowers, the Guarantors the Administrative Agents and the Lenders;

(b)	the Collateral Agent having received consent from the Lenders and any other consents necessary in connection with this Amendment;

(c)	the Collateral Agent having received such other certificates, documentation and opinions as the Collateral Agent may request, acting reasonably; and

(d)	the Collateral Agent being satisfied that all representations and warranties contained in Article VIII of the Agreement shall remain true and accurate following the Amendment.

7	Guarantors’ Acknowledgement

The Guarantors (a) consent to and approve the execution and delivery of this Amendment by the parties hereto, (b) agree that this Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under the guarantees pursuant to the Agreement (the Guarantees) and under the Agreement as amended hereunder, and that such obligations would not be limited or diminished in any manner even if the Guarantors had not executed this Amendment, (c) agree that this Amendment shall not be construed as requiring the consent of the Guarantors in any other circumstance, (d) reaffirm their obligations, representations and warranties under the Guarantees and under the Agreement, and (e) agree that the Guarantees and the Agreement remain in full force and effect and are hereby ratified, continued and confirmed.

8	Security

By signing this Amendment, the Borrowers and Guarantors confirm that all security delivered to or for the benefit of the Collateral Agent on behalf of the Lenders pursuant to the Agreement remains in full force and secures all indebtedness, liabilities and obligations of the Borrowers and Guarantors under the Agreement.

9	No Novation

This Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Amendment.

10	Expenses

All reasonable expenses of the Collateral Agent in connection with this Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

11	Benefit of Agreement

This Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

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12	Further Assurances

Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Amendment.

13	Counterparts

This Amendment may be executed in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

14	Governing Law

This Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page.]

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[NTD:  Foglers and NRFC to confirm current list of Guarantors.]

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to Agreement to be executed as of the date first above written.

FIRSTSERVICE CORPORATION, as Canadian Borrower			FIRSTSERVICE (USA), INC., as a U.S. Borrower

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Senior Vice President and Chief Financial Officer		Title:	Secretary

I have the authority to bind the Corporation

BRANDPOINT SERVICES, INC., as an Unlimited Guarantor			FIRSTSERVICE RESIDENTIAL BC LTD., as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL ALBERTA LTD., as an Unlimited Guarantor			FIRSTSERVICE RESIDENTIAL MANAGEMENT CANADA INC., as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Director & Assistant Secretary

I have the authority to bind the Corporation			I have the authority to bind the Corporation

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

FFI PREMIUMS, INC., as Guarantor			FIRSTSERVICE CAM HOLDINGS, INC., as Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Secretary

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FIRSTSERVICE FINANCIAL, INC., as Guarantor			SERVICE AMERICA ENTERPRISE, INC., as Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FS PROPERTY SERVICES (U.S.) LLC, as Guarantor			FS INSURANCE BROKERS, INC., as Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Treasurer		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FS INSURANCE BROKERS OF NEW YORK, LLC, as Guarantor

Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Authorized Signor

I have the authority to bind the Corporation

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CERTA PRO PAINTERS LTD., as an Unlimited Guarantor			TELELINK SERVICES INC., as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FS BRANDS CANADA, INC., as an Unlimited Guarantor			FFI (BC) GENERAL PARTNERSHIP, as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Director		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

2437273 ONTARIO INC., as an Unlimited Guarantor			PAUL DAVIS RESTORATION INC., as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	President		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

/s/ Neil Chander

FIRSTSERVICE INTERNATIONAL HOLDINGS S.à.r.l.
Société à responsabilité limitée
17 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
Share Capital: USD 40,000
RCS Number: B 170.656
Represented by:
Name: Neil Chander
Title: Manager

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

THE TORONTO-DOMINION BANK, as Collateral Agent

Per:	/s/ Feroz Haq
	Name:	Feroz Haq
	Title:	Director, Loans Syndications - Agency

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

Per:	/s/ Feroz Haq
	Name:	Feroz Haq
	Title:	Director, Loans Syndications - Agency

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	/s/ Alice Mare
	Name:	Alice Mare
	Title:	Authorized Signatory

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

THE TORONTO-DOMINION BANK

Per:	/s/ Tim Thomas
	Name:	Tim Thomas, Managing Director
Tel:
Fax:
Email:
Address:

Per:	/s/ Richard Robarts
	Name:	Richard Robarts, Vice President
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

JPMORGAN CHASE BANK, N.A.,
TORONTO BRANCH

Per:	/s/ Jeffrey Coleman
	Name:	Jeffrey Coleman
	Tel:	416-981-2327
	Fax:	416-981-9278
	Email:	Jeffrey.s.coleman@jpmorgan.com
	Address:	Royal Bank Plaza, South Tower
200 Bay Street, Suite 1800
Toronto, ON M5J 2J2

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

BANK OF MONTREAL

Per:	/s/ Sean P. Gallaway
	Name:	Sean P. Gallaway, Vice President
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

HSBC BANK CANADA

Per:	/s/ Jesse MacMasters
	Name:	Jesse MacMasters, Head of Large Corporate - Ontario
Tel:
Fax:
Email:
Address:

Per:	/s/ David Ahern
	Name:	David Ahern, Global Relationship Manager Corporate Banking
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

THE BANK OF NOVA SCOTIA

Per:	/s/ Steve Holyman
	Name:	Steve Holyman, Director
	Tel:	416-866-6418
	Fax:	416-866-2010
	Email:	steve.holyman@yahoo.ca
	Address:	40 King St. W, 62nd Floor
Toronto, ON, Canada
M5W 2X6

Per:	/s/ Katherine Hogg
	Name:	Katherine Hogg, Associate Director
	Tel:	416-607-0004
	Fax:	416-866-2010
	Email:	Katherine.hogg@scotiabank.com
	Address:	40 King St. W, 62nd Floor
Toronto, ON, Canada
M5W 2X6

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

BANK OF AMERICA, N.A.,
CANADA BRANCH

Per:	/s/ Jason Hoogenboom
	Name:	Jason Hoogenboom
	Tel:	416-369-3972
	Fax:	416-369-8148
	Email:	Jason.hoogenboom@baml.com
	Address:	181 Bay Street
Toronto, ON, M5J 2V8
Canada

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

CANADIAN IMPERIAL
BANK OF COMMERCE

Per:	/s/ Jordan Spellman
	Name:	Jordan Spellman, Executive Director
Tel:
Fax:
Address:

Per:	/s/ Steve Nishimura
	Name:	Steve Nishimura, Managing Director
Tel:
Fax:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

NATIONAL BANK OF CANADA

Per:	/s/ Richard Lo
	Name:	Richard Lo, Director
	Tel:	416-507-9200
	Fax:	416-869-6545
	Email:	Richard.lo@nbc.ca
	Address:	130 King Street West, 32nd Floor, Toronto M5X 1J9

Per:	/s/ David Torrey
	Name:	David Torrey, Managing Director
	Tel:	416-869-6550
	Fax:	416-869-6545
	Email:	david.torrey@nbc.ca
	Address:	130 King Street West, 32nd Floor, Toronto M5X 1J9

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

U.S. BANK NATIONAL ASSOCIATION
CANADA BRANCH

Per:	/s/ John Rehob
	Name:	John Rehob, Principal Officer
	Tel:	416-306-3507
	Fax:	416-306-3545
	Email:	john.rehob@usbank.com
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER

ROYAL BANK OF CANADA

Per:	/s/ Hogan Mak
	Name:	Hogan Mak, Director
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

 CANADIAN LENDER

BANKUNITED N.A.

Per:	/s/ Charles J. Klenk
	Name:	Charles J. Klenk
	Tel:	305-698-4113
Fax:
	Email:	cklenk@bankunited.com
	Address:	7765 NW 148th St., Miami Lakes, FL 33016

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

TORONTO DOMINION
(TEXAS) LLC

Per:	/s/ Alice Mare
	Name:	Alice Mare, Authorized Signatory
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

JPMORGAN CHASE BANK, N.A.

Per:	/s/ Jeffrey Coleman
	Name:	Jeffrey Coleman
	Tel:	416-981-2327
	Fax:	416-981-9278
	Email:	Jeffrey.s.coleman@jpmorgan.com
	Address:	Royal Bank Plaza, South Tower
200 Bay Street, Suite 1800
Toronto, ON M5J 2J2

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

BANK OF MONTREAL
CHICAGO BRANCH

Per:	/s/ Yacouba Kane
	Name:	Yacouba Kane, Vice President
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

HSBC BANK CANADA

Per:	/s/ Jesse MacMasters
	Name:	Jesse MacMasters, Head of Large Corporate- Ontario
Tel:
Fax:
Email:
Address:

Per:	/s/ David Ahern
	Name:	David Ahern, Global Relationship Manager Corporate Banking
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

THE BANK OF NOVA SCOTIA

Per:	/s/ Steve Holyman
	Name:	Steve Holyman, Director
	Tel:	416-866-6418
	Fax:	416-866-2010
	Email:	steve.holyman@scotiabank.com
	Address:	40 King St. W., 62nd Floor
Toronto, ON, Canada
M5W 2X6

Per:	/s/ Katherine Hogg
	Name:	Katherine Hogg, Associate Director
	Tel:	416-607-0004
	Fax:	416-866-2010
	Email:	Katherine.hogg@scotiabank.com
	Address:	40 King St. W., 62nd Floor
Toronto, ON, Canada
M5W 2X6

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

BANK OF AMERICA, N.A.
[CANADA BRANCH]

Per:	/s/ Jason Hoogenboom
	Name:	Jason Hoogenboom
	Tel:	416-369-3972
	Fax:	416-369-8148
	Email:	Jason.hoogenboom@baml.com
	Address:	181 Bay Street
Toronto, ON, M5J 2V8
Canada

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

CANADIAN IMPERIAL BANK OF
COMMERCE, NEW YORK BRANCH

Per:	/s/ Robert Robin
	Name:	Robert Robin
	Tel:	212-856-4133
	Fax:	212-856-3909
	Address:	425 Lexington Ave, 4th Floor
NY, NY 10017

Per:	/s/ Rhema Asaam
	Name:	Rhema Asaam
	Tel:	212-856-3693
	Fax:	212-856-3911
	Address:	425 Lexington Ave, 4th Floor
NY, NY 10017

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

NATIONAL BANK OF CANADA

Per:	/s/ Richard Lo
	Name:	Richard Lo, Director
	Tel:	416-507-9200
	Fax:	416-869-6545
	Email:	Richard.lo@nbc.ca
	Address:	130 King Street West, 32nd Floor, Toronto M5X 1J9

Per:	/s/ David Torrey
	Name:	David Torrey, Managing Director
	Tel:	416-869-6550
	Fax:	416-869-6545
	Email:	david.torrey@nbc.ca
	Address:	130 King Street West, 32nd Floor, Toronto M5X 1J9

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

U.S. BANK N.A.

Per:	/s/ James F. Cooper
	Name:	James F. Cooper (SVP)
	Tel:	310-965-1505
	Fax:	310-538-1036
	Email:	james.cooper@usbank.com
	Address:	970 W. 190th St.
Suite 222
Torrance, CA 90502

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

ROYAL BANK OF CANADA

Per:	/s/ Hogan Mak
	Name:	Hogan Mak, Director
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER

BANKUNITED N.A.

Per:	/s/ Charles J. Klenk
	Name:	Charles J. Klenk
	Tel:	305-698-4113
Fax:
	Email:	cklenk@bankunited.com
	Address:	7765 NW 148th Street, Miami Lakes, FL 33016

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

EFFECTIVE DATE ISSUING BANK (CANADA AND U.S.)

THE TORONTO-DOMINION BANK

Per:	/s/ Tim Thomas
	Name:	Tim Thomas, Managing Director
Tel:
Fax:
Email:
Address:

Per:	/s/ Richard Robarts
	Name:	Richard Robarts, Vice President
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.

Per:	/s/ Jeffrey Coleman
	Name:	Jeffrey Coleman
	Tel:	416-981-2327
	Fax:	416-981-9278
	Email:	Jeffrey.s.coleman@jpmorgan.com
	Address:	Royal Bank Plaza, South Tower
200 Bay Street, Suite 1800
Toronto, ON M5J 2J2

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

THE TORONTO-DOMINION BANK, NEW YORK BRANCH

Per:	/s/ Robyn Zeller
	Name:	Robyn Zeller, Senior Vice President
Tel:
Fax:
Email:
Address:

Signature Page to Third Amendment to Sixth Amended and Restated Credit Agreement

EXHIBIT “A”

Please see attached

SCHEDULE "L" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT AND TORONTO DOMINION (TEXAS), LLC, AS U.S. ADMINISTRATION AGENT.

COMMITMENTS

FirstService Corporation
Commitments

	Canadian Facilities					U.S. Facilities
Lenders	Canadian Sponsor Commitment	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
The Toronto-Dominion Bank		$10,000,000	$124,150,000	$134,150,000	28.8495%					$134,150,000	23.3303%
Toronto Dominion (Texas) LLC							$5,850,000	$5,850,000	5.3182%	$5,850,000	1.0174%
JPMorgan Chase Bank, N.A., Toronto Branch			$32,500,000	$32,500,000	6.9893%					$32,500,000	5.6522%
JPMorgan Chase Bank, N.A.						$20,000,000		$20,000,000	18.1818%	$20,000,000	3.4783%
Bank of Montreal			$39,000,000	$39,000,000	8.3871%					$39,000,000	6.7826%
Bank of Montreal, Chicago Branch							$11,000,000	$11,000,000	10.0000%	$11,000,000	1.9130%
HSBC Bank Canada	$7,500,000		$31,500,000	$39,000,000	8.3871%					$39,000,000	6.7826%
HSBC Bank Canada							$11,000,000	$11,000,000	10.0000%	$11,000,000	1.9130%
The Bank of Nova Scotia			$39,000,000	$39,000,000	8.3871%					$39,000,000	6.7826%
The Bank of Nova Scotia							$11,000,000	$11,000,000	10.0000%	$11,000,000	1.9130%
Bank of America, N.A., Canada Branch			$35,100,000	$35,100,000	7.5484%					$35,100,000	6.1043%
Bank of America, N.A., Canada Branch							$9,900,000	$9,900,000	9.0000%	$9,900,000	1.7217%

	Canadian Facilities					U.S. Facilities
	Canadian Sponsor Commitment	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
Canadian Imperial Bank of Commerce			$33,150,000	$33,150,000	7.1290%					$33,150,000	5.7652%
Canadian Imperial Bank of Commerce, New York Branch							$9,350,000	$9,350,000	8.5000%	$9,350,000	1.6261%
National Bank of Canada			$33,150,000	$33,150,000	7.1290%					$33,150,000	5.7652%
National Bank of Canada							$9,350,000	$9,350,000	8.5000%	$9,350,000	1.6261%
U.S. Bank National Association Canada Branch			$33,150,000	$33,150,000	7.1290%					$33,150,000	5.7652%
U.S. Bank N.A.							$9,350,000	$9,350,000	8.5000%	$9,350,000	1.6261%
Royal Bank of Canada			$31,200,000	$31,200,000	6.7097%					$31,200,000	5.4261%
Royal Bank of Canada							$8,800,000	$8,800,000	8.0000%	$8,800,000	1.5303%
BankUnited N.A.			$15,600,000	$15,600,000	3.3548%					$15,600,000	2.7130%
BankUnited N.A.							$4,400,000	$4,400,000	4.0000%	$4,400,000	0.7652%
	$7,500,000	$10,000,000	$447,500,000	$465,000,000	100.00%	$20,000,000	$90,000,000	$110,000,000	100.00%	$575,000,000	100.00%